(a)(5)(vi)

Mannatech Announces Final Results of Tender Offer

(Flower Mound, Texas) June 20, 2018 – Mannatech, Incorporated ("Mannatech" or the "Company") (NASDAQ: MTEX), a global health and wellness company committed to transforming lives to make a better world, announced today the final results of its modified Dutch auction tender offer, which expired at 12:00 midnight, New York City time, at the end of Friday, June 15, 2018, to purchase up to an aggregate of $16 million in value of its outstanding common stock, par value $0.0001 per share, at a per share price not greater than $21.00 nor less than $18.50 per share (the "tender offer").

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer (the "Depositary"), a total of 316,659 common shares of the Company were properly tendered and not properly withdrawn at or below the price of $21.00 per share.

In accordance with the terms and conditions of the tender offer, the Company accepted for payment a total of 316,659 common shares of the Company at a cash purchase price of $21.00 per share, for a total cash cost of approximately $6.6 million, excluding fees and expenses relating to the tender offer. These common shares represented approximately 11.6% of the Company's total outstanding shares as of April 30, 2018. The Depositary will promptly pay for the shares accepted for purchase.

The Company funded the share purchase in the tender offer from cash on hand.

The Company's tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated May 18, 2018.

About Mannatech
Mannatech, Incorporated is committed to transforming lives through the development of high quality integrated health, weight management, fitness and skin care products distributed through its global network of independent associates and members. The company has been operating for more than 20 years with operations in 26 markets^. For more information, visit Mannatech.com.

^ Mannatech operates in China under a cross-border e-commerce platform that is separate from its network marketing model.

Please Note: This release contains “forward-looking statements.” These forward-looking statements generally can be identified by use of phrases or terminology such as “may,” “will,” “should,” "hope," “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “approximates,” “predicts,” “projects,” “potential,” and “continues” or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech’s objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and preferred customers, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact

Mannatech, Incorporated

Diane Barton, 972-471-8116
pr@mannatech.com

or

Donna Giordano, 972-471-6512
Manager, Executive Office Administration
ir@mannatech.com
www.mannatech.com